UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2021

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Appointment of Strategic Advisor to the Board of Directors

On November 1, 2021, Kornit Digital Ltd. (the “Company”) issued a press release entitled “Global E-Commerce and Digital Marketplace Executive and Pioneer Jae Hyun Lee Joins Kornit Digital,” in which it announced the appointment of Jae Hyun (Jay) Lee as a strategic advisor to the Company and its Board of Directors.

A copy of that press release is furnished as Exhibit 99.1 hereto.

The contents of this Form 6-K (excluding the contents of Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346 and 333-254749).

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 1, 2021, entitled “Global E-Commerce and Digital Marketplace Executive and Pioneer Jae Hyun Lee Joins Kornit Digital”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: November 1, 2021	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

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